Mail Stop 6010


      November 30, 2005


Via U.S. Mail and Facsimile to (562) 906-8459

David Duquette
Chief Executive Officer
New Century Companies, Inc.
9835 Santa Fe Springs Road
Santa Fe Springs, CA 90670


	Re:	New Century Companies, Inc.
		Form 10-KSB for the Fiscal Year Ended December 31, 2004
		Filed April 1, 2005
Form 10-QSB for the Fiscal Quarters Ended March 31, 2005, June 30, 2005, and September 30, 2005
      File No. 000-09459

Dear Mr. Duquette:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-KSB for the Fiscal Year Ended December 31, 2004

Financial Condition, Liquidity , Capital Resources, page 12

1. In view of the uncertainties concerning your continued existence as a going concern, the filing should contain a more detailed description of management`s specific viable plans intended to mitigate the effect of such conditions and management`s assessment of the likelihood that such plans can be effectively implemented. Those elements of the plan that are particularly significant or critical to overcoming the present financial difficulties should be clearly identified and discussed. Additionally, there should be a reasonably detailed discussion of your ability (or inability) to generate sufficient cash to support its operations during the twelve-month period following the date of the most recent balance sheet presented. Please tell us and revise future filings to provide more details of the specific plan of operations, financing/ capital needs and expected sources such financing. Disclose how long you can satisfy your liquidity requirements and when you will have to raise new capital. In addition, provide more details of the debt that is in default, plans to correct this situation and the expected impact that this will have on your liquidity.

Item 8A. Evaluation of Controls and Procedures, page 15

2. We see that management has concluded that your disclosure controls and procedures are "not effective" as of December 31, 2004. When concluding that your disclosure controls and procedures are not effective, you should clearly describe the basis for this conclusion.
Please tell us and revise the filing to include details of why you have concluded they were ineffective and what occurred which lead to this conclusion. This comment also applies to your quarterly filings.
In a related matter, please tell us why you indicate in the "Changes in Controls and Procedures" section that ... "no corrective actions with regard to significant deficiencies or material weaknesses were necessary." We may have further comment based on your response.

Consolidated Financial Statements

1. Organization and Summary of Significant Accounting Policies, page
F-6

Going Concern, page F-6

3. Please tell us and revise your future filings to provide more specific details of your financial difficulties and your viable plan of operations as required by FRC 607.02, including timeframes to seek additional financing arrangements and to repay outstanding in-default notes. In addition, clearly address your plans to remove the threat for the continuation of the business as a going concern. Details should also be provided of the basis for the statement that you intend to fund operations through anticipated increased sales and debt and equity financing arrangements.

4. We see that you have negotiated with several vendors to obtain a fifty percent reduction in the amounts due those vendors and recorded a gain on forgiveness of $544,000. Please tell us more about these agreements with your vendors. Please explain why the vendors would accept reduced payments and whether they were given any consideration in exchange for the payment reductions. Separately identify any related parties. Please also tell us when the amounts were originally payable and whether the payables relate to any inventory or other assets currently included on your balance sheets. We may have further comment on this accounting and/or your disclosure upon review of your response.

Inventories, page F-8

5. We note the inventory reserves you recorded to reduce the net realizable value of the inventory. With respect to these reserves, confirm that inventory charges establish a new cost basis for inventory and that charges are not subsequently reversed to income even if circumstances later suggest that increased carrying amounts are recoverable. Refer to SAB Topic 5-BB.

Exhibit 31.1

6. We note that the certifications filed as part of this exhibit were not in the proper form as paragraph one improperly references "this quarterly report on Form 10-QSB". The required certification must reference the appropriate report type and form. Accordingly, please file an amendment to your Form 10-KSB that includes a currently dated certification that references the appropriate report type and form, i.e. "annual report on Form 10-KSB."

Form 10-QSB for the Quarter Ended June 30, 2005

Condensed Consolidated Financial Statements

3. Equity Transactions - page 19

7. We see on April 12, 2005, you and one of your noteholders (the "Noteholder") executed a mutual agreement (the "Extension Agreement")
whereby you issued the Noteholder 250,000 shares of your
restricted
common stock. We also see the Extension Agreement required you to register the shares by August 13, 2005, to pay penalties of 1,000 additional shares being issued for each day of delay up to thirty days
and 2,500 additional shares for each day thereafter.   Please tell
us
the following:


* details about the significant terms of the Extension Agreement.
We
are especially interested about the nature of registration penalties and your accounting for them;
* the nature of the contractual penalties, including any minimum and maximum amounts thereof and
* the payment methods and terms permitted under the agreement.

Finally, tell us where the exhibits that include the requested information are located in your filings or why no such exhibits have been filed. Please cross-reference your response information to the applicable sections of the exhibits or file all required exhibits. We may have further comments after a review of your response.

8. We see on April 25, 2005 you issued 300,000 shares of restricted common stock to a holder of the your Cumulative, Convertible, Series D preferred stock ("Series D") under a verbal agreement as the sole consideration and remedy for failure to register the common shares underlying the Series D. Please tell us more about the nature of penalties you will contractually incur if the Series D shares are not registered. Tell us if you could continue to be penalized for the failure to register or maintain effectiveness of your Series D or other equity instruments registration. Finally, tell us where the exhibits that include information about the terms of your Series D preferred stock is located in your filings or why no such exhibits have been filed. Please cross-reference your response information to the applicable sections of the exhibits. We may have further comments after a review of your responses.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.




	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Kevin Kuhar, Staff Accountant, at (202) 551-
3662
or me at (202) 551-3603 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.




								Sincerely,



								Jay Webb
								Reviewing Accountant

David Duquette
New Century Companies, Inc.
November 30, 2005
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